Exhibit 6.5

STATE OF GEORGIA:

COUNTY OF FULTON:

LEASE AMENDMENT

The Rental Agreement dated April 24, 2018 between Georgia Advanced Technology Ventures, Inc., as Landlord, and Trust Stamp, as Tenant, is hereby renewed under the following modified terms and conditions:

PREMISES

1.1	The Premises shall consist of:

Suite	RSF
2290	907.5

RENTAL TERM

3.1	The Rental Term of this Agreement shall commence October 1, 2019 and shall expire December 31, 2019 (the end of the calendar quarter in which the commencement date occurs).

RENTAL

4.1	For and as rental for the Premises, Tenant agrees to pay Landlord, on or before the first day of each month during the initial and subsequent rental terms, Total Monthly Rental amount of $1,852.81, and to keep and perform each and every provision of this Agreement required to be kept and performed by Tenant, each of which shall constitute rental for the Premises. The Base Monthly rental, Monthly Operating Expense, and Monthly Taxes amounts may be increased during subsequent rental periods.

4.2	Tenant shall promptly pay to Landlord all rent, additional rent, parking fees and all other charges and amounts as provided by this Agreement, all as the same become due and payable and all without offset, deduction, notice or demand. If any such sums are not paid within five (5) days of the due date thereof, Tenant shall pay to Landlord, as additional rent, a service charge equal to five percent (5%) of such overdue sum. Additionally, if any such sums are not paid within twenty (20) days of the due date thereof, such sums shall thereafter automatically bear interest at a rate equal to the lesser of (i) twelve percent (12%) per annum, or (ii) the maximum lawful rate of interest allowed under the laws of the State of Georgia, until such sums are paid in full. Each of the foregoing additional charges and amounts (as well as any and all other similar charges provided for in this Agreement) shall not be construed or deemed as a penalty or fine but as Landlord’s reasonable estimate of the extraordinary expenses and liquidated damages of Landlord in connection with Tenant’s failure to comply with certain of its obligations herein, which are otherwise difficult to estimate. If any check or other payment delivered by Tenant to Landlord is dishonored or otherwise required to be returned, Tenant shall pay to Landlord a charge equal to the maximum amount lawfully allowed for dishonored checks or returned amounts. Any payment made by a dishonored check, or otherwise caused to be returned, shall also be deemed to be late until paid in full in good funds in accordance with the terms of this Agreement, and shall be subject to all of the aforesaid additional charges and interest amounts for past due sums, which shall accrue from the date such payment was originally due. Returned checks may not be redeemed by a personal check, but must be redeemed by cash, cashier’s check, certified check or money order. All charges and amounts under this section 4.2 shall be deemed to constitute additional rent due and payable upon notice from Landlord to Tenant, and Landlord shall have all the rights and remedies with respect thereto as may be provided under this Agreement, at law or in equity, as Landlord has for the nonpayment of rent.

4.3	Checks shall be made payable to Georgia Advanced Technology Ventures, Inc. and shall be sent to the attention of GATV, 75 Fifth Street, NW, Suite 3000, Atlanta, GA 30308.

PARKING

6.1	Landlord will provide 2.5 unreserved parking spaces per 1000 rentable square feet leased at the parking rate of $105.00 per month per space. Additional parking spaces may be purchased as available from the Landlord at the full market rate. Parking fees are due and payable on the 1st of each month. In the event that the Rental Term is renewed, the parking rate is subject to adjustment to reflect the then current rates of the parking deck.

Except as specifically modified above, the terms and conditions of the Rental Agreement shall remain in full force and effect. This lease amendment is made and entered into effective as of September 21, 2019.

Landlord		Tenant
Georgia Advanced Technology Ventures, Inc.		Trust Stamp Andrew Gowasack

By:	Johanna Kaiser	By:	/s/ Andrew Gowasack
Manager, Property & Facility Services

Date:	9/24/19	Date:	9/24/2019

Please return completed form to GATV, 75 Fifth Street, NW, Suite 3000, Atlanta, Georgia 30308.